PRIMERO REPORTS FOURTH QUARTER AND FULL YEAR 2013 RESULTS, WITH HIGHEST REVENUES AND LOWEST CASH COSTS IN ITS HISTORY IN 2013

(Please note that all dollar amounts in this news release are expressed in U.S. dollars unless otherwise indicated. Refer to the Company’s 2013 year-end management discussion and analysis (“MD&A”) and audited financial statements for more information.)

Toronto, Ontario, February 13, 2014 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P; NYSE:PPP) today reported financial and operational results for the fourth quarter and year ended December 31, 2013. Despite the commodity price decline in 2013 it was a successful year for Primero, with record production driving an increase in revenue over 2012. The Company reported record revenues of $200.3 million and strong adjusted net earnings1 of $38.7 million ($0.36 per share) in 2013.

Fourth Quarter and Full-Year 2013 Highlights:

  Record Annual Production: Fourth quarter production of 34,371 gold equivalent ounces2 resulted in record annual 2013 production of 143,114 gold equivalent ounces, 29% higher than 2012 and exceeding the Company’s guidance range.

  Excellent Cost Control: Annual 2013 cash costs3 dropped by 6% over 2012 to $599 per gold equivalent ounce, or $389 per gold ounce on a by-product basis; with all-in sustaining costs4 of $1,077 per ounce.

  Record Spot Silver Sales: Primero sold 999,162 ounces of silver at spot prices5 in 2013, 40% more than 2012.

  Strong Balance Sheet: Cash position of $110.7 million at December 31, 2013.

  Record Revenues and Strong Operating Cash Flow: Primero generated record annual revenues of $200.3 million and strong operating cash flow before working capital changes6 of $72.4 million ($0.67 per share), despite lower realized prices for gold and silver.

  Robust Production Growth Expected in 2014: Production at San Dimas in 2014 is expected to increase by up to 15% to between 155,000 and 165,000 gold equivalent ounces.

  Transformational Acquisition Announced: If approved, the proposed acquisition of Brigus Gold Corp. (“Brigus”) transforms Primero into a diversified, mid-tier gold producer with a three year growth profile that shows a potential 180% increase in production from 2013 to approximately 400,000 gold equivalent ounces by 20167,8.

“Primero succeeded in building value for shareholders in 2013 despite the decline in commodity prices,” stated Joseph F. Conway, President and C.E.O. “We were one of the few producers to increase our operating guidance during the year and then we had a strong fourth quarter and exceeded it. This was due to the efforts of our operating team at San Dimas who increased production by 29% over 2012 at lower cash costs and who also substantially completed an expansion of the mill, allowing us to again project higher production in 2014. Our exploration team was successful at identifying new sources of ore at San Dimas and we expect to again more than replace depletion when we announce our year-end reserves later this quarter. We acquired 100% of the Cerro del Gallo project in the fourth quarter and also announced the acquisition of Brigus Gold, which is expected to close in early March. The Brigus transaction will transform Primero into a diversified, multi-mine, Americas based gold producer with below average costs and 240,000 to 260,000 gold equivalent ounces of production in 2014. Delivering strong operating results remains our focus as we continue on our path of building a leading mid-tier gold producer based in the Americas.”

Record San Dimas Throughput and Higher Grades Drive Record Production

Primero produced 34,371 gold equivalent ounces during the fourth quarter of 2013. The slight decline in production in the fourth quarter was the result of a planned mill shutdown from December 21, 2013 to January 7, 2014, in order to carry out maintenance, equipment tie-ins and testing of components associated with the mill expansion. Fourth quarter production resulted in record annual production in 2013 of 143,114 gold equivalent ounces, 29% higher than 2012 and above the Company’s increased guidance range9.

The Company produced 29,097 ounces of gold and 1.60 million ounces of silver in the fourth quarter 2013, 26% and 21% higher, respectively, than the fourth quarter 2012, due mainly to higher grades. This resulted in the Company producing 111,983 ounces of gold and 6.05 million ounces of silver in full year 2013, 27% and 18% higher than 2012 respectively.

Production at San Dimas in 2013 was higher than 2012 primarily as a result of mining more ore at higher grades. San Dimas achieved record throughput in 2013, an increase of approximately 6% over 2012, averaging 2,101 tonnes per day (“TPD”) (based on 365 day availability), as a result of implementing long-hole mining and due to the Company’s mining optimization program that was initiated in 2012.

The Company was also successful at controlling costs, lowering fourth quarter cash costs to $660 per gold equivalent ounce, or $550 per gold ounce on a by-product basis. Total cash costs for the full year 2013 declined to $599 per gold equivalent ounce, or $389 per gold ounce on a by-product basis, compared to $636 per gold equivalent ounce, or $366 per gold ounce on a by-product basis in 2012.

Strong Financial Results

Revenues in the fourth quarter of 2013 were $47.7 million compared to $43.6 million in the fourth quarter 2012 as a result of selling 48% more gold equivalent ounces, however at a 26% lower gold price and a 1% higher silver price5. The Company sold 32,157 ounces of gold at an average realized price of $1,265 per ounce and 1.70 million ounces of silver at an average realized price of $4.16 per ounce in the fourth quarter 2013, in accordance with the silver purchase agreement5. As of December 31, 2013 the Company has produced 2.58 million ounces of silver into the silver purchase agreement’s 3.5 million ounce annual threshold (compared to 2.04 million ounces as at December 31, 2012) and is on-track to begin selling 50% of the silver produced at spot market prices earlier than 2013. On August 6, 2014 the silver purchase agreement annual threshold will be reset to 6.0 million ounces.

The Company recorded a net loss of $35.9 million ($0.31 per share) for the fourth quarter of 2013 compared with net income of $1.2 million ($0.01 per share) for the fourth quarter of 2012, mainly due to a non-cash deferred tax expense of $35.9 million in the fourth quarter of 2013 related to the recently introduced mining royalty tax in Mexico.

Adjusted net income1 for the fourth quarter was $1.6 million ($0.01 per share), compared to adjusted net income of $4.5 million ($0.05 per share) in the fourth quarter of 2012. Adjusted net income primarily excludes the impact of deferred taxes due to the new mining royalty tax in the fourth quarter of 2013 and foreign exchange rate changes on deferred tax balances in both periods.

Operating cash flow before working capital changes declined slightly in the fourth quarter of 2013 to $14.0 million ($0.12 per share), compared to $17.8 million ($0.19 per share) in the fourth quarter of 2012.

For the twelve months ended December 31, 2013 revenues were a record $200.3 million compared to $182.9 million in 2012 as a result of selling 29% more gold ounces and 23% more silver ounces at 16% lower gold and 7% lower silver prices. Primero sold 112,846 ounces of gold at an average realized price of $1,394 per ounce, and 6.17 million ounces of silver at an average realized price of $6.97 per ounce. In total the Company sold 999,162 ounces of silver at spot prices in 2013, 40% more than the 716,229 ounces sold in 2012.

The Company recorded a net loss of $4.3 million ($0.04 per share) in 2013 compared with net income of $49.6 million ($0.54 per share) in 2012 due mainly to recording a deferred tax expense of $35.9 million related to the new Mexican mining royalty tax in the fourth quarter of 2013.

Adjusted net income for 2013 was $38.7 million ($0.36 per share) compared with adjusted net income of $41.3 million ($0.45 per share) in 2012. Adjusted net income primarily excludes deferred taxes resulting from the introduction of the new royalty tax in Mexico in 2013 and the impact of foreign exchange rate changes on deferred tax balances in both periods.

Operating cash flow before working capital changes was $72.4 million ($0.67 per share) in 2013, compared to $88.8 million ($0.97 per share) in 2012.

Cash Position Remains Strong

The Company’s cash position was $110.7 million at December 31, 2013, somewhat lower than the September 30, 2013 balance of $125.7 million. The Company generated strong operating cash flow and continued to invest in its operations with capital expenditures during the fourth quarter of $25.2 million. The Company also paid $8 million to acquire the remaining 30.8% interest in the Cerro del Gallo project and repaid $7.1 million of principal and interest payments on the promissory note in the fourth quarter.

The Company is in the final stages of arranging a $75 million revolving line of credit, which it expects to close later this quarter, in order to improve financial flexibility. With its cash balance, anticipated cash flows and the availability of a line of credit, management believes the Company is well positioned to execute on its strategy.

Strong Outlook at San Dimas for 201410

In 2014 Primero expects to increase production from San Dimas to between 155,000 and 165,000 gold equivalent ounces, up to 15% higher than 2013, due to operating at the expanded rate of 2,500 TPD by the end of the first quarter.

Cash costs for 2014 are expected to be in the range of $575 to $600 per gold equivalent ounce, or between $340 and $360 per gold ounce on a by-product basis. Primero’s 2014 outlook is summarized in the following table:

San Dimas	2013	Outlook 2014

Attributable gold equivalent production[2]
(gold equivalent ounces)	143,114	155,000-165,000
Gold production
(ounces)	111,983	115,000-125,000
Silver production[5]
(ounces)	6,054,360	6,250,000-6,500,000
All-in Sustaining Costs[4]
(per gold ounce)	$1,077	$950-$1,050
Total cash costs[3]
(per gold equivalent ounce)	$599	$575 - $600
Total cash costs[3] - by-product
(per gold ounce)	$389	$340 - $360

Material assumptions used to forecast total cash costs for 2014 include: an average gold price of $1,200 per ounce; an average silver price of $7.96 per ounce (calculated using the silver purchase agreement contract price5 of $4.16 per ounce and assuming excess silver beyond contract requirements is sold at an average silver price of $21 per ounce); and foreign exchange rates of 1.05 Canadian dollars and 13 Mexican pesos to the US dollar.

Total capital expenditures during 2014 at San Dimas, Ventanas and Cerro del Gallo are expected to be approximately $48.7 million excluding capitalized exploration costs of $18.2 million. Capital expenditures at Cerro del Gallo are to advance the project to a potential construction decision before the release of our second quarter results.

San Dimas, Ventanas and Cerro del Gallo Capital Expenditures	Estimated 2014
San Dimas Underground Development	$14.7 million
San Dimas Sustaining Capital	$11.8 million
San Dimas Waste Rock Pad	$3.3 million
San Dimas Mill Expansion	$3.3 million
San Dimas Hydro Power Expansion and Other Projects	$5.2 million
Cerro del Gallo	$10.4 million
Total	$48.7 million

Investment in Exploration is Key to Future Growth

Primero completed a total of 103,156 metres of drilling at San Dimas and 1,800 metres of drifting. In addition there was 9,893 metres drilling at Cerro del Gallo. The total 2013 exploration program was $15.4 million.

The Company’s exploration program was successful at outlining new high-grade mineralization at San Dimas, including 85.0 g/t Au and 2,716 g/t Ag over 9.1 m (VIC13_291) and 81.7 g/t Au and 4,536 g/t Ag over 7.2 m (VIC13_289)11 both in the Victoria vein and again expects to increase reserves and resources beyond depletion when it announces its 2013 year end Mineral Reserves and Mineral Resources later this quarter.

The Company also began drilling at its new Cerro del Gallo development project and intercepted near surface mineralization within 2.0 kilometres of the proposed open-pit, including 3.6 g/t Au and 116 g/t Ag over 8.1 m at a depth of 46.0 m (CP13-027)11.

As a result of this success, the Company’s 2014 $18.2 million exploration program includes 94,000 metres of drilling in near mine and regional exploration at San Dimas, regional exploration at Ventanas and near minesite and regional exploration at Cerro del Gallo.

Brigus Acquisition To Transform Primero into Diversified Mid-Tier Producer

Primero’s proposed acquisition of Brigus, announced in mid-December 2013, will transform Primero into a diversified, high growth, Americas based mid-tier gold producer with below average costs. Primero will become a multi-mine producer with a critical production scale of 240,000 to 260,000 gold equivalent ounces in 2014, a leading organic growth pipeline and significant exploration upside at all assets7. The combined Company’s three year plan forecasts production (San Dimas, Black Fox and Cerro del Gallo) to increase to around 400,000 gold equivalent ounces at below average cash costs by the end of 20167,8.

The proposed acquisition is immediately accretive to cash flow and production, increases Primero’s reserves and resources and provides entry into a prospective, world class, mining district in Canada. The combined Company is expected to appeal to a broader shareholder base, with improved liquidity and an enhanced market capitalization. Brigus shareholders will own approximately 27% of the issued common shares of Primero on a proforma basis.

The acquisition delivers on Primero’s strategy of expanding in low-risk mining friendly jurisdictions of the Americas. With diversified production and cash flow, a strong balance sheet, a superior growth profile and proven operating team, the combined Company creates the potential for an equity re-rating to a higher valuation multiple which is more in-line with peers of a similar scale.

The proposed transaction is subject to the approval by at least 66 2/3% of the votes cast by the shareholders of Brigus at a special meeting to be held on February 27, 2014. The issuance of Primero common shares in connection with the proposed transaction will require the approval of a majority of the shareholders of Primero voting at a special meeting to also be held on February 27, 2014. Goldcorp Inc., which currently holds approximately 27% of the outstanding Primero common shares, has agreed to vote in favour of the proposed transaction. The directors and senior officers of each of Primero and Brigus have also entered into support agreements pursuant to which they have agreed to vote in favour of the proposed transaction.

The proposed transaction is expected to close on or about March 5, 2014. The Company will then complete a review of the status of operations and release 2014 production, cash cost and capital expenditure guidance for the Black Fox and Grey Fox assets in late March 2014.

Commitment to Corporate Responsibility and the Safety of its Workers

Primero is committed to the safety, health and well-being of its workers and their families. The company is pleased with its year on year reduction in overall accident frequency and is striving to achieve a zero-incident work environment with a strong safety culture.

Primero is proud to be recognized for the third consecutive year by the Mexican Center for Philanthropy (CEMEFI) and the Alliance for Corporate Social Responsibility (AliaRSE) with their Socially Responsible Business Distinction.

The Mexican Ministries of Education and Labor also recognized Primero's ongoing support of education with a first place distinction for practices in education and employment at the College of Professional Technical Education (CONALEP) campus in Tayoltita. Students participate in classroom activities as well as hands on practical experience in Primero's laboratories and workshops. Several students have gone on to become Primero employees or obtained higher university degrees.

Compliance with regulatory requirements, voluntary commitments and our environmental standards and practices have been acknowledged by Mexican environmental authorities whose Clean Industry Certification (Certificacion Empresa Limpia) was presented to Primero and the San Dimas Mine in 2013. The voluntary program reviews regulatory compliance and Company's practices in environmental performance.

Conference Call and Webcast Details

The Company's senior management will host a conference call today, Thursday, February 13, 2014 at 10:00 a.m. (ET), to discuss the fourth quarter and full year financial results.

Participants may join the call by dialing North America toll 1 (866)-229-4144 or 1 (416) 216-4169 for calls outside Canada and the U.S. and entering the participant passcode 7644909#.

A live and archived webcast of the conference call will also be available at www.primeromining.com under the News and Events section or by clicking here: http://event.onlineseminarsolutions.com/r.htm?e=740322&s=1&k=6901AEDC9114AD20582FACF450989F74.

A recorded playback of the call will be available until May 12, 2014 by dialing North America toll free 1 (888) 843-7419 or 1 (630) 652-3042 for calls outside Canada and the U.S. and entering the call back passcode 7644 909#.

This release should be read in conjunction with Primero’s audited year-end 2013 financial statements and MD&A report on the Company's website, www.primeromining.com, in the “Financial Reports” section under “Investors”, or on the SEDAR website at www.sedar.com.

(1) Adjusted net earnings/income and adjusted net earnings/income per share are non-GAAP measures. Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to the Company’s 2013 MD&A for a reconciliation of adjusted net earnings/income to reported net income.

(2) “Gold equivalent ounces” include silver ounces produced, and converted to a gold equivalent based on a ratio of the average commodity prices realized for each period. The ratio for the fourth quarter 2013 was 304:1 based on the average realized prices of $1,265 per ounce of gold and $4.16 per ounce of silver. The ratio for full year 2013 was 200:1 based on the average realized prices of $1,394 per ounce of gold and $6.97 per ounce of silver. The ratio used for the 2014 guidance projection is 151:1 based on estimated average prices of $1,200 per ounce of gold and $7.96 per ounce of silver.

(3) Total cash costs per gold equivalent ounce and total cash costs per gold ounce on a by-product basis are non-GAAP measures. Total cash costs per gold equivalent ounce are defined as costs of production (including refining costs) divided by the total number of gold equivalent ounces produced. Total cash costs per gold ounce on a by-product basis are calculated by deducting the by-product silver credits from operating costs and dividing by the total number of gold ounces produced. The Company reports total cash costs on a production basis. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. As such, they are unlikely to be comparable to similar measures presented by other issuers. In reporting total cash costs per gold equivalent and total cash costs per gold ounce on a by-product basis, the Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to the Company’s Q3 2013 Management Discussion & Analysis (“MD&A”) for a reconciliation of cash costs per gold ounce on both a by-product and gold equivalent basis to reported operating expenses (the most directly comparable GAAP measure).

(4) The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted an all-in sustaining cost non-GAAP performance measure that the Company believes more fully defines the total cost associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports this measure on a gold ounces produced basis. Refer to the Company’s 2013 annual audited financial statements and MD&A for a reconciliation of all-in sustaining costs per gold ounce.

(5) According to the silver purchase agreement between the Company and Silver Wheaton Corp., until August 6, 2014 Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of silver produced at San Dimas and 50% of any excess at $4.16 per ounce (increasing by 1% per year). Thereafter Primero will deliver to Silver Wheaton a per annum amount equal to the first 6.0 million ounces of silver produced at San Dimas and 50% of any excess at $4.20 per ounce (increasing by 1% per year). The Company will receive silver spot prices only after the annual threshold amount has been delivered.

(6) “Operating cash flow” is operating cash flow before working capital changes. This and operating cash flows before working capital changes per share are non-GAAP measures which the Company believes provides a better indicator of the Company’s ability to generate cash flow from its mining operations. See the Company’s 2013 annual audited financial statements and MD&A for a reconciliation of operating cash flows to GAAP.

(7) Assuming the acquisition of Brigus Gold Corp. (as announced by the Company on December 16, 2013 in the news release “Primero to Acquire Brigus Gold and Create a Diversified, Americas Based Mid-Tier Gold Producer”, available on the Company’s website www.primeromining.com or Sedar www.sedar.com.

(8) Assuming a positive construction decision for Cerro del Gallo is made in 2014 and that production commences at the end of 2015.

(9) Refer to the Company’s third quarter MD&A available on the Company’s website www.primeromining.com or Sedar www.sedar.com.

(10) Outlook provided in the “Strong Outlook at San Dimas in 2014” section of this news release includes estimated figures for the San Dimas, Cerro del Gallo and Ventanas assets only.

(11) Refer to the Company’s news release of December 4, 2013 titled “Primero Discovers Another New High Grade Vein at San Dimas and Intersects New Mineralization at Cerro del Gallo” available on the Company’s website www.primeromining.com or Sedar www.sedar.com.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer and owns 100% of the San Dimas gold-silver mine and 100% of the Cerro del Gallo gold-silver-copper development project in Mexico. Primero offers immediate exposure to un-hedged, low cash cost gold production with a substantial resource base in a politically stable jurisdiction. The Company has intentions to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com

CAUTIONARY NOTE ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, “Primero” or the “Company”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “if approved”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases or statements that certain actions, events or results “are anticipated”, “may”, “could”, “would”, “might” or “will require”, “occur” or “be achieved” or the negative connotation thereof. Forward-looking information is also identifiable in statements of currently occurring matters which will continue in future or other statements that may be stated in the present tense and are not historical facts.

Forward-looking statements in this news release include, but are not limited to, statements regarding the level of gold equivalent production at San Dimas; the realization of silver sales at spot prices; the amount of gold equivalent ounces produced in 2014, the cash costs and all-in sustaining costs for 2014; the capital expenditures in 2014; the underground development in 2014; the amount of ore from the Company’s operations in 2014; three-year plan forecasts; the pending acquisition of Brigus, the completion and expected benefits of the transaction including the amount and timing of anticipated production from that asset, and the anticipated attributes of Primero following completion of the transaction; the $75 million line of credit the Company is arranging and its benefits; the plans for Cero del Gallo and the intentions to make a construction decision in respect of the project; the probability of encountering high grade mineralization in, and the exploration potential of, the Company’s exploration targets; the ability to generate significant free cash flow while repaying debt and also internally funding future growth; optimization and expansion initiatives; and the Company’s intentions to become an intermediate gold producer.

The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this news release; that there are no significant disruptions affecting operations; that development and expansion at San Dimas proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remain consistent with current levels or as set out in this news release; that prices for gold and silver remain consistent with the Company's expectations; that production meets expectations; that all required approvals will be obtained in connection with the acquisition of Brigus and that the proposed transaction will close on or about March 5, 2014; that the parties to the $75 million line of credit will complete and execute definitive documentation to close such credit facility; that the Company will sell some of its silver production at spot prices in 2014; that the Company identifies higher grade veins in sufficient quantities of minable ore in the Central Block and in Sinaloa Graben; that there are no material variations in the current tax and regulatory environment; that the Company will receive required permits and access to surface rights; that the Company can access financing, appropriate equipment and sufficient labour; that the political environment within Mexico will continue to support the development of environmentally safe mining projects.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including: the Company may not be able to achieve planned production levels; or generate significant free cash flow, the Company may not be able to expand production at San Dimas, or close the acquisition of Brigus or realize anticipated production levels; the Company may not be successful in arranging the $75 million line of credit; the Company may not be able to develop the Cerro del Gallo asset or realize anticipated production levels, the Company may be required to change its development and exploration plans with a negative impact on production; the Company may not discover mineralization in minable quantities; the exchange rate between the Canadian dollar, the Mexican peso and the United States dollar may change with an adverse impact on the Company’s financial results; the optimization and expansion initiatives may not provide the benefits anticipated; the Company may not be able to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

SUMMARIZED FINANCIAL AND OPERATING RESULTS AND FINANCIAL STATEMENTS FOLLOW

SUMMARIZED FINANCIAL & OPERATING RESULTS
(in thousands of United States dollars, except per share and per ounce amounts - unaudited)

SUMMARIZED FINANCIAL DATA

Three months ended		Year ended December31,
	December 31,
	2013	2013	2012	2011
Key Performance Data
Tonnes of ore milled	181,626	766,930	721,264	662,612
Produced
Gold equivalent (ounces)	34,371	143,114	111,132	102,224
Gold (ounces)	29,097	111,983	87,900	79,564
Silver (million ounces)	1.60	6.05	5.13	4.60
Sold
Gold equivalent (ounces)	37,733	143,972	110,078	100,138
Gold (ounces)	32,157	112,846	87,384	77,490
Silver (million ounces)	1.69	6.17	5.02	4.63
Average realized prices
Gold ($/ounce)	$1,265	$1,394	$1,662	$1,561
Silver($/ounce)¹	$4.16	$6.97	$7.52	$7.69
Average gold London PM fix	$1,276	$1,411	$1,669	$1,572
Total cash costs (per gold ounce)
Gold equivalent basis	$660	$599	$636	$640
By-product basis	$550	$389	$366	$384
All-in sustaining costs (per gold ounce)	$1,415	$1,077	$1,134	$968

Financial Data
(in thousands of US dollars except per share amounts)				(Restated)
Revenues	47,737	200,326	182,939	156,542
Earnings from mine operations	13,745	76,004	79,389	65,090
Net (loss) income	(35,895)	(4,250)	49,553	49,644
Adjusted net income	1,570	38,668	41,292	28,261
Basic (loss) income per share	(0.31)	(0.04)	0.54	0.56
Diluted (loss) income per share	(0.31)	(0.04)	0.54	0.54
Adjusted net income per share	0.01	0.36	0.45	0.32
Operating cash flows before working capital change	14,038	72,396	88,808	77,591
Assets
Mining interests	636,253	636,253	496,132	486,424
Total assets	782,924	782,924	670,506	609,259
Liabilities
Long-term liabilities	76,141	76,141	47,253	52,299
Total liabilities	121,834	121,834	98,768	121,419
Equity	661,090	661,090	571,738	487,840
Weighted average shares outstanding (basic)(000'	115,691	108,528	91,469	88,049
Weighted average shares outstanding (diluted)(000	115,972	108,904	91,635	96,562

SUMMARIZED OPERATING DATA

Year ended December 31,			Three months ended
	2013	2012	31-Dec-13	30-Sep-13	30-Jun-13	31-M ar-13	31-Dec-12
Key Performance Data
Tonnes of ore mined	792,239	731,310	205,345	198,222	207,263	181,408	199,966
Tonnes of ore milled	766,930	721,264	181,626	199,812	201,680	183,811	190,073
Average mined grade (grams/tonne)
Gold	4.86	3.90	5.99	5.13	4.19	4.06	3.90
Silver	270	234	338	266	237	234	229
Average millhead grade (grams/tonne)
Gold	4.67	3.90	5.17	5.08	4.25	4.20	3.90
Silver	258	234	292	265	236	242	228
Average recovery rate(% )
Gold	97%	97%	96%	97%	98%	98%	97%
Silver	95%	95%	94%	95%	96%	96%	95%
Produced
Gold equivalent (ounces)	143,114	111,132	34,371	41,998	39,089	27,656	26,310
Gold (ounces)	111,983	87,900	29,097	31,791	26,904	24,190	23,143
Silver (million ounces)	6.05	5.13	1.60	1.62	1.46	1.37	1.32
Sold
Gold equivalent (ounces)	143,972	110,078	37,733	40,210	37,555	28,474	25,416
Gold (ounces)	112,846	87,384	32,157	30,261	25,692	24,736	22,404
Silver at fixed price (million ounces)	5.17	4.30	1.69	1.18	0.82	1.48	1.25
Silver at spot (million ounces)	1.00	0.72	-	0.40	0.60	-	-
Average realized price (per ounce)
Gold	$1,394	$1,662	$1,265	$1,338	$1,398	$1,626	$1,715
Silver	$6.97	$7.52	$4.16	$8.42	$11.66	$4.12	$4.12
Total cash operating costs ($000s)	$85,739	$70,716	$22,676	$21,660	$21,530	$19,873	$17,818
Total cash costs (per gold ounce)(1)
Gold equivalent basis	$599	$636	$660	$516	$551	$719	$677
By-product basis	$389	$366	$550	$252	$167	$589	$535
All-in sustaining costs (per ounce)	$1,077	$1,134	$1,415	$974	$659	$1,236	$1,644

(1)

Total cash costs per gold ounce on a gold equivalent and by-product basis are non-GAAP financial measures. Refer to “Non-GAAP measure – Total cash costs per gold ounce calculation” in the Company’s year-end 2013 MD&A for a reconciliation to operating expenses.

PRIMERO MINING CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
THREE MONTHS AND YEARS ENDED DECEMBER 31, 2013 AND 2012
(In thousands of United States dollars, except for share and per share amounts)

	Unaudited		Audited
	Three month ended December 31,		Year ended December 31,
	2013	2012	2013	2012

	$	$	$	$

Revenue	47,737	43,597	200,326	182,939

Operating expenses	(23,494)	(19,328)	(88,086)	(75,495)
Depreciation and depletion	(10,498)	(6,798)	(36,236)	(28,055)
Total cost of sales	(33,992)	(26,126)	(124,322)	(103,550)

Earnings from mine operations	13,745	17,471	76,004	79,389
Exploration expenses	(428)	-	(431)	-
General and administrative expenses	(7,681)	(11,064)	(24,470)	(30,003)

Earnings from operations	5,636	6,407	51,103	49,386
Other expense	(1,920)	(1,129)	(8,590)	(1,842)
Foreign exchange gain (loss)	168	(1,250)	(798)	(948)
Finance income	83	172	296	1,192
Finance expense	206	(769)	(674)	(2,887)
Share of equity-accounted results	(94)	-	(187)	-
Loss on derivative contracts	-	(750)	-	(226)

Earnings before income taxes	4,079	2,681	41,150	44,675

Income tax (expense) recovery	(39,974)	(1,436)	(45,400)	4,878

Net (loss) income for the period	(35,895)	1,245	(4,250)	49,553

Other comprehensive income
Items not subsequently reclassified to profit or loss:
Exchange differences on translation of foreign operations	245	197	(3,580)	386
Total comprehensive (loss) income for the period	(35,650)	1,442	(7,830)	49,939

Basic (loss) income per share	(0.31)	0.01	(0.04)	0.54
Diluted (loss) income per share	(0.31)	0.01	(0.04)	0.54

Weighted average number of common shares outstanding
Basic	115,691,337	93,406,583	108,528,425	91469,356
Diluted	115,972,091	94,784,589	108,903,821	91635,428

PRIMERO MINING CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands of United States dollars)

	December 31,	December 31,
	2013	2012

	$	$

Assets
Current assets
Cash and cash equivalents	110,711	139,244
Trade and other receivables	4,794	3,792
Taxes receivable	10,224	5,914
Prepaid expenses	7,729	4,607
Inventories	12,171	11,044
Total current assets	145,629	164,601

Non-current assets
Mining interests	636,253	496,132
Equity investment	1,042	-
Deferred tax asset	-	9,773
Total assets	782,924	670,506

Liabilities
Current liabilities
Trade and other payables	33,958	36,520
Taxes payable	6,735	2,209
Current portion of long-term debt	5,000	12,786
Total current liabilities	45,693	51,515

Non-current liabilities
Taxes payable	8,456	6,055
Deferred tax liability	29,762	-
Decommissioning liability	8,730	8,283
Long-term debt	22,214	27,214
Other long-term liabilities	6,979	5,701
Total liabilities	121,834	98,768

Equity
Share capital	553,518	456,734
Warrant reserve	34,237	34,237
Share-based payment reserve	15,518	15,120
Foreign currency translation reserve	(4,644)	(1,064)
Retained earnings	62,461	66,711
Total equity	661,090	571,738
Total liabilities and equity	782,924	670,506

PRIMERO MINING CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
THREE MONTHS AND YEARS ENDED DECEMBER 31, 2013 AND 2012
(In thousands Of United States dollars)

	Unaudited		Audited
	Three months ended December 31		Year ended December 31,
	2013	2012	2013	2012

Operating activities
Earnings before income taxes	4,079	2,681	41,150	44,675
Adjustments for:
Depreciation and depletion	10,498	6,798	36,236	28,055
Changes to decomissioning liability	(146)	(161)	(199)	(161)
Share-based payments -Stock Option plan	39	82	200	1,533
Share-based payments -
Phantom Share Unit plan	581	6,445	6,585	14,700
Payments made under the Phantom Share Unit plan	(655)	(499)	(13,481)	(877)
Unrealized loss on equity accounted investment	94	-	187	-
Cash paid for derivative contracts (net of sales proceeds)	-	271	-	(23)
Loss on derivative asset	-	750	-	226
Loss on disposal of assets	104	477	269	811
Unrealized foreign exchange loss	192	803	2,414	175
Taxes paid	(459)	(469)	(1,343)	(2,001)
Other adjustments
Finance income (disclosed in investing activities)	(83)	(172)	(296)	(1,192)
Finance expense	(206)	769	674	2,887
	14,038	17,775	72,396	88,808

Changes in non-cash working capital	11,408	10,734	(2,591)	25,402
Cash provided by operating activities	25,446	28,509	69,805	114,210

Investing activities
Equity investment in Santana Minerals Limited	-	-	(1,254)	-
Expenditures on mining interests	(25,227)	(17,087)	(71,481)	(39,740)
Acquisition of Cerro Resources NL	-	-	(3,373)	-
Acquisition of remaining interest in Cerro del Gallo project	(8,000)	-	(8,000)	-
Interest received	83	172	296	1,192
Cash used in investing activities	(33,144)	(16,915)	(83,812)	(38,548)

Financing activities
Repayment of debt	(5,000)	(5,000)	(12,786)	(10,050)
Proceeds on exercise of options	-	2,532	1,916	2,532
Interest paid	(2,057)	(2,760)	(2,057)	(9,024)
Cash used in financing activities	(7,057)	(5,228)	(12,927)	(16,542)

Effect of foreign exchange rate changes on cash	(243)	(252)	(1,599)	(637)

(Decrease) Increase in cash	(14,998)	6,114	(28,533)	58,483
Cash, beginning of period	125,709	133,130	139,244	80,761
Cash, end of period	110,711	139,244	110,711	139,244